Filed by Sysco Corporation

Commission File No. 001-06544

Pursuant to Rule 425

under the Securities Act of 1933

Subject Company: USF Holding Corp.

Bill DeLaney President, Chief Executive Officer Chris Kreidler Executive Vice President, Chief Financial Officer 16th Annual ICR XChange Conference January 14, 2014

Forward-Looking Statements
Statements included in this document and the related oral presentation  that look forward in time or that express beliefs, expectations, or hopes are forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995.
Forward-looking statements are all statements other than statements of historical facts. The words “anticipates,” “may,” “can,”
“plans,” “believes,” “estimates,” “expects,” “projects,” “intends,” “likely,” “will,” “should,” “to be” and any similar expressions or other words of similar meaning are intended to identify those assertions as forward-looking statements. These forward looking statements include but are not limited to our estimates regarding synergies from our proposed merger with US Foods and other current expectations regarding the impact of the proposed merger and the integration of US Foods. Such forward-looking statements reflect the views of management at the time such statements are made and are subject to a number of risks, uncertainties, estimates, and assumptions that may cause actual results to differ materially from current expectations, including but not limited to the ability of the parties to satisfy the conditions precedent and consummate the proposed merger, the timing of consummation of the proposed merger, the ability of the parties to secure regulatory approvals in a timely manner or on the terms desired or anticipated, the ability of Sysco to integrate the acquired operations, which is difficult to predict with accuracy at this time, the ability to implement the anticipated business plans of the combined company following closing and achieve anticipated benefits and savings, risks related to disruption of management’s attention from ongoing business operations due to the pending merger, the effect of the announcement of the proposed merger on either party’s relationships with their respective customers, vendors, lenders, operating results and businesses generally, including potential loss of customers or sales, the outcome of any legal proceedings related to the proposed merger, the general risks associated with the respective businesses of Sysco and US Foods, including the risk of interruption of supplies due to lack of long-term contracts, intense competition, severe weather, crop conditions, work stoppages, inflation risks, the impact of fuel prices, adverse publicity, labor issues, and risks impacting the economy generally, including the risks that the current general economic conditions will deteriorate, or that consumer confidence in the economy may not increase and decreases in consumer spending, particularly on food-away-from-home, may not reverse. For a discussion of additional factors impacting Sysco's business, see Sysco’s Annual Report on Form 10-K for the year ended June 29, 2013, as filed with the Securities and Exchange
Commission and the Company's subsequent filings with the SEC. For a discussion of additional factors impacting US Foods’ business, see US Foods’ filings with the SEC. Neither Sysco nor US Foods undertakes to update or revise any forward-looking statements, based on new information or otherwise.
Additional Information for US Foods Stockholders
In connection with the proposed transaction, Sysco currently intends to file a Registration Statement on Form S-4 that will include a consent solicitation statement of US Foods. Sysco also plans to file other relevant materials with the SEC. Stockholders of US Foods are urged to read the consent solicitation statement/prospectus contained in the Registration Statement and other relevant materials because these materials will contain important information about the proposed transaction. These materials will be made available to the stockholders of US Foods at no expense to them. The consent solicitation statement/prospectus, Registration Statement and other relevant materials, including any documents incorporated by reference therein, may be obtained free of charge at the SEC’s website at www.sec.gov or for free from Sysco at www.sysco.com/investors or by emailing investor_relations@corp.sysco.com. The consent solicitation statement/prospectus and Registration Statements are not currently available. You may also read and copy any reports, statements and other information filed by Sysco with the SEC at the SEC public reference room at 100 F Street N.E., Room
1580, Washington, D.C. 20549. Please call the SEC at (800) 732-0330 or visit the SEC's website for further information on its public reference

Bill DeLaney President & CEO

Sysco’s Growth Has Outpaced the Market
2.9 2.0X 1.8X 1.6X
2.8X
0%
5%
10%
15%
20%
25%
1973-1980 1981-1990 1991-2000 2001-2010 2011-2012
Sales Growth
(CAGR for the period shown)
10.9%
6.9%
5.0%
3.8%
2.4%
17.1%
20.3%
9.8%
6.8%
6.7%
Source:  Industry data adjusted to Sysco’s fiscal year basis, and based on Technomic (market estimates as of May 2013), CRFA, Irish Food
Board and internal reports for CY12 ..

Over Time We Grow our Business
by Turning “Adjacencies” into
“Core Offerings”
1999 Acquired
first meat
company
1985
SYGMA
formed
2002
Expansion
of Canadian
operations
2009 First
acquisition
in Ireland
2001
Acquired
Guest
Supply
2000
Acquired
first produce
company
2011
Formed
Sysco
Ventures
2012
Acquired
European
Imports
2013
Announced
Intent to
Merge with
US Foods

Traditional
Foodservice
We Continue to Expand our Capabilities

Sustainable Profitable Growth 6 Key Areas of Strategic Focus Operating Margin Asset Optimization and Free Cash Flow

- Loyalty
- Segment Focus
- Corporate Brand
Sysco 360 (CRM)
Inside Sales
Sysco Market
Optimize Product
Assortment & Innovation
Leverage Buying Power
Accelerate Sales Growth
Merchandising
Marketing
Operations
Finance & HR

Platform
Technology Solutions
iCare
Key Initiatives
Technology Platform
Customer Insights
Sysco Ventures
Category Management
Sales Channels
Enterprise
Structure

8 Bringing Together the Best of Both Two Great Companies

Asset Optimization
and Free Cash Flow
Operating
Margin
Sustainable
Profitable
Growth
Leverage customer
insights
Enhance and expand
channels
Increase customer
retention
Execute fold-in and
regional acquisitions
Build human capital
Expand international
growth
Invest prudently in the core
Increase working capital efficiency
Increase capital efficiency
Use our capital structure as a
competitive advantage
Reduce operating
costs
Lower product costs
Continue to develop
Sysco Ventures
Further develop
enterprise structure
Integrate higher
margin products
Consistent with Sysco’s Strategic Focus

Shareholders
Employees
Suppliers

Customers
Combined strengths deliver greater value, more services and
innovation for customers
Strengthen our role as our customers’ most valued and trusted business partner
Achieve shared efficiencies with suppliers
Platform for enhanced innovation and development of exclusive products
Leverage revenue growth through best-in-class operating
efficiencies and lowest-cost to serve
Strong EPS growth and substantial cash flow
Benefits all stakeholders
Greater opportunities for career development
Enhanced financial stability drives benefits to employees
A Transformational Acquisition

Chris Kreidler EVP & CFO

Approximate Total Transaction Value:
Equity 3.0B Equity holders of US Foods will own
approx. 87 million shares or, 13%, of
combined company at closing, and
A representative of each of US Foods’
majority shareholders  will join
Sysco’s Board of Directors
Cash 0.5B
US Foods Net Debt $4.7B Sysco to assume or refinance
Total Enterprise Value $8.2B
Represents 9.9x US Foods LTM adjusted EBITDA of $826 million
1 US Foods LTM  adjusted EBITDA of $826 million is as of September 28, 2013
Transaction Financing Structure
1

General & Administrative
Cost of Goods Sold
Warehouse and Distribution Productivity
Selling and Field Productivity
Distribution Network
Estimates developed by functional area, but
Based generally on public data
Estimates will be refined using people and knowledge from both companies
We hope to identify more synergies in areas we have not reviewed yet
(e.g. shared business services)
Synergy Estimates are Realistic and Achievable
At least $600 million in annual synergies after three to four years in five key areas, including:
Current estimates developed using both  bottom up and top down approach
Integration team will further refine synergy estimates

Synergy
General &
Admin.
Selling and
Field
Productivity
Warehouse
and
Distribution
Productivity
COGS
Distribution
Network
Identify duplicative
resources
Leverage combined
spend
Determine
combined category
management
approach
Apply warehouse best
practices
Technology driven
efficiencies
Inbound freight
optimization
Network
rationalization
Delivery
consolidation &
efficient routing
Field leadership
Leverage one sales
model
Combine evolving
ecommerce and
social media
initiatives
At Least $600 Million in Estimated Annual Synergies

Annual cost synergies of at least $600 million
Synergy estimates are realistic and achievable
These synergies will phase in over 3-4 years
Total expenses to achieve synergies of $700 - $800 million,
spread over three years
Synergies
Integration
Team

Announced leadership team
Members will include key employees from both companies
Leverage experience and partnership with McKinsey
Committed to achievement of synergies
Regulatory
Review
Expect 9-12 month review process
Agency to conduct review not yet determined
We expect a collaborative process
We are confident this deal is good for consumers
Confident in Achieving a Successful Integration

Integration Leader
(Chris Kreidler)
Steering Committee
Sr. Execs from Both
Companies
Track 1 Track 2 Track 4
Technology & Systems
Talent & Staffing
IMO will lead, plan and track the
integration
Overall leadership of the integration
Business Area
Organizational Design
Business Area
Business Area
Business Area
Business Area
Day 1 readiness
Synergy identification
Organization design
and structure
Cross-cutting work
that informs and
guides the business
teams
Business teams
Functional teams
Culture
Integration
Management Office
(IMO)
Track 3
Business Area
Business Area
Business Area
Integration Leadership Team Announced

Earnings
Immediately accretive to earnings after adjusting for
transaction-related costs and amortization of intangibles
Synergies
Annual synergies of at least $600 million realized after
three to four years
Cash Flow
Approximate sales of $65 billion
Approximate cash flows of $2 billion
Balance Sheet
Balance sheet flexibility retained
Commitment to maintaining a strong investment grade
credit rating
Combination Creates Significant Shareholder Value